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                                                                  EXHIBIT (a)(4)

HAMBRECHT & QUIST                                        ONE BUSH STREET
       GROUP                                             SAN FRANCISCO, CA 94104
                                                         (415) 439-3000

                                                         DANIEL H. CASE III
                                                         CHAIRMAN
                                                         CHIEF EXECUTIVE OFFICER

                                October 4, 1999

Dear Stockholders:

     I am pleased to inform you that Hambrecht & Quist Group has entered into an agreement and plan of merger, dated as of September 27, 1999, by and among Hambrecht & Quist, The Chase Manhattan Corporation and a wholly-owned subsidiary of Chase Manhattan, pursuant to which the Chase subsidiary has commenced a tender offer to purchase all of the outstanding shares of common stock of Hambrecht & Quist for $50.00 per common share, net to the seller in cash.

     The tender offer is conditioned upon, among other things, a minimum of a majority of Hambrecht & Quist's outstanding common shares (on a fully diluted basis) being tendered and not withdrawn prior to the expiration of the offer. After completion of the tender offer, the Chase subsidiary will be merged with and into Hambrecht & Quist, and any Hambrecht & Quist common shares not purchased in the tender offer will, by virtue of the merger and without any action by the holders of such shares, be converted into the right to receive an amount in cash equal to $50.00 per share (or any higher per share price that the Chase subsidiary determines in its sole discretion to pay in the tender offer).

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE TENDER OFFER AND THE MERGER AGREEMENT, HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, HAMBRECHT & QUIST AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     Enclosed is a copy of Hambrecht & Quist's Schedule 14D-9, as filed with the Securities and Exchange Commission on October 4, 1999. The Schedule 14D-9 contains additional information relating to the tender offer and the merger, including a description of the reasons for your Board of Director's conclusions described in the preceding paragraph. Also enclosed are the Chase subsidiary's offer to purchase, dated October 4, 1999, a letter of transmittal for use in tendering your Hambrecht & Quist common shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before making your decision to tender your common shares.

     Your Board of Directors and the management and employees of Hambrecht & Quist thank you for your continued support.

                                          Sincerely,

                                          /s/  DANIEL H. CASE III

                                          --------------------------------------
                                          Daniel H. Case III
                                          Chairman and Chief Executive Officer